Reed’s Inc.
13000 South Spring Street
Los Angeles, CA  90061

December 7, 2009

John Reynolds
United States Security and Exchange Commission
Division of Corporate Finance
Office of Beverages, Apparel and Healthcare Services
100 F Street, North East
Washington, D.C.  20549-3561

RE:	Reed’s Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 27, 2009
File No 001-32501

Dear Mr. Reynolds:

We are in receipt of your letter dated December 31, 2008.  Below are your comments with our responses:

Form 10-K for fiscal year ended December 31, 2008

Exhibits

1.
Please file all material agreements in their entirety, including all schedules, exhibits, annexes, etc.  We note that the loan and security agreement with First Capital Western Region, LLC dated May 30, 2008, and the Brewing Agreement with the Lion Brewery dated November 1, 2008, do not appear to include all of the exhibits to the agreements.  Please explain why these attachments were not filed pursuant to Item 601(b)(10) of Regulation S-K, or refile the agreements with all attachments.

Response

We have refiled the two exhibits with our amended Form 10Q/A for the fiscal quarter ended September 30, 2009 as Exhibit 10.2, Brewing Agreement between Reed’s Inc. and the Lion Brewery, Inc. dated November 1, 2008; and Exhibit 10.3, Loan and Security Agreement between Reed’s Inc. and First Capital Western Region LLC dated May 30, 2008.

Form 10-Q for fiscal quarter ended September 30, 2009

Part II – Other Information

Item 6. Exhibits, page 21

2.
Your exhibit index indicates that the asset purchase agreement with Sonoma Cider Mill, Inc. was filed as an exhibit to your Form 10-Q for fiscal quarter ended September 30, 2009, but the agreement does not appear to have been filed.  Please file the asset purchase agreement as an exhibit or advise.

Response

We have filed the exhibit with our amended Form 10Q/A for the fiscal quarter ended September 30, 2009 as Exhibit 10.1, Asset Purchase Agreement between Sonoma Cider Mill, Inc. and Reed’s, Inc. dated October 19, 2009.

We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ James Linesch

James Linesch
Chief Financial Officer